ATS-N/UA: Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range,	AlphaX US offers trading in all Regulation NMS securities other than warrants, rights, preferred stock, and “when issued” securities (the “Regulation NMS Traded Securities”).~~Regulation NMS common stock, exchange-traded products ("ETPs") and American depository receipts ("ADRs"), all of which are Regulation NMS securities.~~ AlphaX US allows Participants to place firm orders. In addition to firm orders, AlphaX US allows Participants to submit conditional orders. AlphaX US executes the orders according to Participant specifications and order priority rules. Order Types AlphaX US maintains a dark batch auction order book, which has the following order types: Market Orders: Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the National Best Bid and Offer (the "NBBO") in the matching process (the "Match Event"). Limit Orders: Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed in the Match Event. Peg Orders: Peg order prices change dynamically with the market until their specified durations are met, the orders are filled, or their limit prices are reached. 1. Midpoint Peg Orders: Midpoint Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO or better in the Match Event. AlphaX US accepts Midpoint Peg Orders with or without a limit price, and Midpoint Peg Orders are eligible to match with all order types, in order to provide the opportunity for price improvement. 2.Primary Peg Orders: Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that is to be executed only at the primary peg in the Match Event. Orders may be submitted with or without a limit price. Participants also have the option to implement an offset to the primary price for this order type. 3. Marketable Peg Orders: Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that is to be executed in the Match Event. Orders may be submitted with or without a limit price.

including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	Participants also have the option to implement an offset to the NBBO for this order type. AlphaX US does not offer post-only orders or price sliding orders. Conditional Orders Conditional orders are instructions to AlphaX US that Participants want to interact with the order book on a conditional basis. Conditional orders never execute. Instead, when conditional orders would otherwise match with contra party orders, the conditional orders are canceled by AlphaX US, and invitations are sent to the originating Participants, inviting them to send firm-up response orders. Participants who send firm orders can choose not to interact with conditional orders on an order-by-order basis through their FIX or BIN connection. The default setting is for firm orders to interact with conditional orders. Conditional orders can elect to interact only with other conditional orders on an order-by-order basis. Please refer to Part III, Item 9.a for more details on the handling of conditional orders. Order Instructions AlphaX US accepts orders with time-in-force ("TIF") instructions of Day, Immediate or Cancel ("IOC"), or Enhanced IOC (“EIOC”). An IOC is automatically converted to an Auction or Cancel ("AOC") TIF upon receipt by AlphaX US. Further details are as follows: 1. Day is the default TIF instruction. Day orders are held by AlphaX US on its order book from the time of receipt until the end of Regular Trading Hours or such time that a "cancel" instruction is sent by the Participant, whichever comes first. If unfulfilled by the end of Regular Trading Hours, Day orders are automatically canceled, and any Participant who submitted a Day order is notified through the system. 2.AOC orders (i.e., orders sent with the IOC tag) are held until the completion of the next Match Event, and if unexecuted, are automatically canceled. AOC orders may be submitted with or without a limit price. AOC orders are only eligible for firm orders and cannot be used for conditional orders. 3.EIOC orders are firm IOC orders that can trade against firm orders (including those triggered from conditional orders) or conditional orders. AlphaX US will hold EIOC orders for at least one Match Event. If no match is possible at the first Match Event following EIOC order arrival then AlphaX US will cancel back the EIOC order to the Participant (consistent with current AOC behavior). If a contra-side conditional order is identified

	in the first Match Event following receipt of the EIOC order, the EIOC order will be held on the book for 150 milliseconds from the time AlphaX US sends a firm-up request (the "Hold Period") to give the conditional order time to firm up and execute. Once AlphaX US receives the firm-up order from the contraside conditional order, the EIOC order will match with that firm-up order, in whole or in part, and any residual of the EIOC order will be cancelled back immediately. During the Hold Period, the EIOC order will be eligible to match at subsequent Match Events, will be eligible to match with firm orders until the earlier of AlphaX US receiving a firm-up order from a contraside conditional order or the end of the Hold Period, and AlphaX US will cancel back any remaining unmatched volume on the EIOC order. If an EIOC order is revised during the Hold Period, then the EIOC order will remain in the book awaiting the firm up contra-side order and will follow the prioritization rules outlined in Part III, Item 7, under Order Amendment. A revised EIOC order will not extend the Hold Period. In the event that an EIOC order arrives and finds both a contra-side firm order and contra-side conditional order with which it is eligible to match, the EIOC order will, at the next Match Event, only match with contra-side firm order (and will not trigger the contra-side conditional order), and AlphaX US will cancel back any remaining unmatched volume on the EIOC order. If AlphaX US does not receive a firm up order from the contraside conditional order, AlphaX US will cancel back the EIOC order at the end of the Hold Period. Minimum Execution Quantity AlphaX US offers a minimum quantity modifier for order execution. The minimum quantity modifier allows a Participant to request a minimum share amount on an order execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. AlphaX US does not combine contra-orders to meet a minimum execution quantity. Routing AlphaX US does not support the routing of orders to any other venue. Message Priority Incoming orders and related messages are processed in the order in which they are received by AlphaX US. Match Priority

	An order's match priority is based on price and the time at which such order is received relative to other orders. Each order receives a sequence number on arrival, based on order of arrival into AlphaX US, which is used to determine time priority. Matching priority is constrained by PP (which are counterparty selection and minimum execution quantity). Matching instructions are specified in accordance with the FIX and BIN protocols described above in Part III, Item 5.a, and defined by industry standard FIX tags and agreed upon BIN tags defined for these matching instructions. Orders received by AlphaX US during the Pre-Market Order Acceptance Period are given a sequence number on arrival and will sit in the order book until Regular Trading Hours and then are matched pursuant to the matching priority of price/time, constrained by PP (as described in the paragraph above). The time priority is determined by the sequence number assigned to an order at the time of its receipt by AlphaX US. Orders submitted to AlphaX US outside the Regular Trading Hours and the Pre-Market Order Acceptance Period are not accepted. For all eligible securities, AlphaX US only executes if Limit-Up-Limit-Down ("LULD") bands are present, and the effective price of a potential match is not constrained by a LULD band. Order Amendment An open order may be amended by a Participant as long as the amendment is received by AlphaX US before a Match Event occurs. If an order amendment is received during a Match Event and there is still an open order at the conclusion of the Match Event, the amendment will be processed at the conclusion of the Match Event. If the order has been filled during the Match Event and no open order remains, the amendment will be rejected at the end of the Match Event. Order amendments are processed in the order in which they are received by AlphaX US and assigned a sequence number. Amendments of existing order size only keep their original sequence number for purposes of time priority if the change is a decrease in the order size. If the order size is increased, the price is altered in any way, or any other change is made, the sequence number is updated to the next sequence number for a new order, and the new sequence number is used for ranking priority. Order Cancellation An open order may be canceled by a Participant to the extent the cancellation order is received and processed by AlphaX US before a Match Event occurs. If an order cancellation is

	received during a Match Event and there is still an open order at the conclusion of the Match Event, the cancellation will be processed at the conclusion of the Match Event. If the order has been filled during the Match Event and no open order remains, the cancellation will be rejected at the end of the Match Event. A cancellation order cancels all remaining open quantities on the open order. Cancellation orders are processed in the order in which they are received by AlphaX US.
Item 11: Trading Services, Facilities and Rules	
a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	AlphaX US is a non-displayed trading venue limited to broker-dealer Participants, and makes available for trading all Regulation NMS Traded SecuritiesRegulation NMS common stock, ETPs and ADRs. AlphaX US operates periodic batch auctions at designated time intervals of 40 milliseconds +/- a randomized increment up to 20%, which is described in more detail in Part III, Item 11c. Matching priority is determined on a price/time basis, constrained by Participant Parameters, which are counterparty selection and minimum execution quantity.
Item 13: Segmentation; Notice	
a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?	● ☐Yes ● ☐No Based on quantitative analysis of performance, AlphaX US assigns three (3) tiers of Participant flow (collectively, the "Tiers"). A Participant may elect to segregate the orders it sends to AlphaX US into one or more channels (commonly known as order flow), and AlphaX US assigns an identifier to each such order flow (each, an "Identifier"). All types of orders, auction mechanics, and functionality described in this Form ATS-N are applicable to all Tiers. Tiering (as defined below) applies to all Participants. AlphaX US will place Participants in the applicable Tier ("Tiering") as follows: (i) AlphaX US uses a quantitative analysis based on markouts to determine Tiering (the "Tiering Calculation"), with such markouts being based on five (5) different durations: 500 millisecond, 1 second, 5 seconds, 10 seconds, and 5 minutes. Tier Calculation for each Identifier is done for all of the 5 different durations. As detailed in Item 14 of Part III, Participants can elect any of the 5 different durations for counter-party selection. If a Participant does not make an election, the 1 second markout is the default markout. Markouts are calculated as a percent of the Time-Weighted Average Spread movement from the NBBO midpoint at the time of

	execution to the NBBO midpoint at the end of the markout time. All executions (including firmed up orders from Conditional Orders) are considered for purposes of the quantitative analysis process for the Tiering Calculation. AlphaX US performs the Tiering Calculation on a monthly basis, and applies the Tiering to each Identifier, which Tiering will go into effect on the first trading day of the next month. Tiers are computed independently for each markout duration. AlphaX US will inform Participants of their Identifier's designated Tier once a month for the following month. A Participant cannot contest the designated Tier. (ii) AlphaX US determines the applicable Tier for its Participants based on (a) a minimum order volume execution criteria ("Volume Criteria"), and (b) the Tier Calculation. The Volume Criteria is the same for all Tiers, Identifiers, and durations, and AlphaX US only performs the Tier Calculation if an Identifier has satisfied the Volume Criteria. (iii) Tier 1 is the highest Tier. To be eligible for Tier 1, an Identifier must have order executions resulting in the highest negative reversion (a "negative markout") or a zero reversion after execution. (iv) AlphaX US uses Tier 2 and Tier 3 to categorize the Identifiers that do not fall within Tier 1. Tier 3 is the lowest Tier and comprises the Identifiers whose execution experience the highest positive reversion after execution. AlphaX US categorizes Identifiers into Tier 2 or Tier 3 based on the reversion rates of the Identifiers. For Identifiers not in Tier 1, and to the extent possible, AlphaX US will split such Identifiers evenly across Tier 2 and Tier 3. (v) For Identifiers existing at the time that Tiers are introduced, AlphaX US will place such Identifiers in the appropriate Tiers based on their previous month's trading activity. If an existing Participant creates a new Identifier after the introduction of the Tiers, AlphaX US will, by default for the initial month of trading for the new Identifier, place such new Identifier in the same level of Tier as such Participant's lowest-tiered existing Identifier. After the initial month of trading, the new Identifier will be subject to the same Tiering Calculation described above. For example, if the existing Participant's lowest-tiered Identifier is Tier 1, then any new Identifier created by the

	existing Participant will be set to Tier 1 by default for its initial month of trading. Identifiers for any new Participants onboarded onto AlphaX US after the introduction of the Tiers, AlphaX US will place such new Participant's Identifier(s) in Tier 2 by default for their initial month of trading, after which the new Participant's Identifier(s) will be subject to the same Tiering Calculation described above. If an existing Participant's Identifier does not satisfy the Volume Criteria in any given month, AlphaX US will, by default, place such Identifier in the same level of Tier in which such Identifier was last. If any Identifier has not satisfied the Volume Criteria for a period of time determined by AlphaX US, in its sole discretion, such Identifier will be placed in Tier 2 by default until such time it has satisfied the Volume Criteria, after which such Identifier will be subject to the same Tiering Calculation described above. (vi) AlphaX US, in its sole discretion, can adjust a Participant's Tier status to a different Tier based on the Participant's trading behavior that AlphaX US deems relevant (e.g., trading patterns of order flow running contrary to previous trends or other unusual or trading behavior inconsistent with prior periods), and any such adjustment will take effect on the next trading day. Any decisions made to modify Tier status is communicated to the Participant. [DC1]
b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	☐Yes ●No AlphaX US, in its sole discretion, can adjust a Participant's Tier status to a different Tier based on the Participant's trading behavior that AlphaX US deems relevant (e.g., trading patterns of order flow running contrary to previous trends or other unusual or trading behavior inconsistent with prior periods), and any such adjustment will take effect on the next trading day. Any decisions made to modify Tier status is communicated to the Participant. As noted in Part III, Item 13(a), Participants may, at their sole discretion, elect to exclude their Identifiers from interacting with any Identifiers located in a Tier below their own. In addition, Participants may choose to use counterparty Tiers with a markout duration from the available duration list.
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer	☐Yes ●No

on the NMS Stock ATS as a customer order?	
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	●Yes ☐No AlphaX US will inform Participants of their Identifier's designated Tier once a month for the following month. A Participant cannot contest the designated Tier.
If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	●Yes ☐No
Item 14: Counter-Party Selection	
a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	●Yes ☐No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS	As noted in Part III, Item 11.b, AlphaX US provides an STP setting to its Participants. This setting is not enabled by default, but can be enabled upon request. The STP setting prevents the self-trading of orders from the same Participant. Apart from the STP setting, Participants can implement two other forms of counterparty selection on an order-by-order basis. The first form of counterparty selection allows a Participant to choose to interact with order flow sent by itself. The second form of counterparty selection allows a Participant to interact with directed order flow from another designated Participant or Participants. For any given order, a Participant can choose more than one form of counterparty selection. All Participants must indicate a request to interact with each other on their order flow for this to occur. If order flow is sent by one

	Participant with a designation to interact, but there is no available order flow from the other Participant, the order will remain open on the order book until there is eligible order flow to trade against in a Match Event or the order is cancelled by the Participant. These are the only forms of counterparty selection, and they are always at the full discretion of the Participant. AlphaX US will never make any counterparty selection decisions on behalf of a Participant. Even if a Participant designates who it wants to interact with, all trades in AlphaX US are still matched through the regular Match Event process and follow price/time priority, constrained by PP. For example, a Participant may choose to interact only with orders sent from three different directed counterparties. In order for any matches to occur, the contra-parties must also have orders that are available to interact with the other party. Even though this is being "directed" to specific counterparts, the matching would still take place in a scheduled Match Event and would be matched based on price/time priority. The selection of a counterparty (or in this case counterparties) is a PP that the Participant has placed on an order and would simply constrain who they would match against in the Match Event. The trades of the matched orders would price based on the AlphaX US pricing model of the midpoint of the buyer and seller book prices. Orders can only match between two counterparties when neither Participant has excluded the other from their executions through PP. AlphaX US will never make a decision to add PP for any Participant, and all PP decisions, including those around counterparty selection, are made solely by the Participants. AlphaX US will also never decline or modify PP from a Participant. In regards to Tiers, by default, Identifiers in all Tiers may interact. Participants may, at their sole discretion, elect to exclude, on an order by order basis, their Identifiers from interacting with any Identifiers located in a Tier below their own. In addition, Participants may choose to use counterparty Tiers with a markout duration from the available duration list. As noted in Item 13 of Part III, markouts for each Identifier are calculated using five different durations, with the 1 second duration being the default. While markouts are calculated at the Identifier level, Participants may exercise counterparty selection on an order-by-order basis using any of the five markout duration for the applicable Identifier.
Item 20: Suspension of Trading	
a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	As discussed in Part III, Item 11.c, AlphaX US is programmed to react to "halt" messages it receives from the SIP from all U.S. equities exchanges. It will not execute transactions in a security during periods in which trading in the security is halted on the primary listing exchange (e.g., subject to a LULD trading halt, single stock circuit breaker, or regulatory halt). AlphaX US

	will also halt trading if AlphaX US is experiencing system issues that require such action. For example, AlphaX US will halt trading if it is not receiving accurate market data for the pricing of trades, or has lost connection to the TRF provider or clearing broker for proper trade reporting and settlement. Participants may cancel or modify their orders during a halt. AlphaX US will cease to trade stocks during any halt or suspension of trading in said security on the primary listing exchange, including LULD and regulatory halts. During halts, AlphaX US will continue to accept new orders, cancels, and order changes. After a halt, once a security is unhalted by the primary listing exchange, it will be treated no differently than through the course of regular trading. All matching rules and Match Event methodology remain consistent. AlphaX US can suspend trading at any time, including the suspension of trading in individual Regulation NMS Traded Securities~~NMS stocks, ETPs and/or ADRs~~ for reasons such as approaching Regulation ATS Fair Access volume thresholds or Regulation SCI volume thresholds. By default, if trading is suspended in a security during Regular Trading Hours, open orders and trading interests in AlphaX US will be canceled. Any new orders received by AlphaX US while a security is disabled will be rejected.